Exhibit 5(i)





Contact:  Bruce F. Failing, Jr.
          President & CEO
          Electronic Retailing Systems International, Inc.
          (203) 761-7900




          Wilton, Connecticut--July 11, 1996--Electronic Retailing Systems International, Inc. (NASDAQ:ERSI) (the "Company") announced today the completion of its offshore public offering of an aggregate of 4,963,500 shares of its common stock, $.01 par value (the "Common Stock"), made in accordance with Regulation S under the Securities Act of 1933, and a contemporaneous private placement with subscribers, including certain members of the Company's Board of Directors and their affiliates, with respect to an additional 911,657 shares of Common Stock. In connection with closing, holders of the Company's Series A Cumulative, Convertible Preferred Stock, $1.00 par value, converted their shares, in accordance with their terms, into an aggregate of 3,138,900 shares Common Stock. The net proceeds from these transactions, in the aggregate amount of approximately $12.0 million, will be used as working capital for general corporate purposes.

     The securities offered by the Company pursuant to Regulation
S have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States, or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of said Act.